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PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(7)
(to Prospectus dated April 2, 2010)	Registration No. 333-165886

55,350,777 Shares of Common Stock

        This prospectus supplement amends and supplements our prospectus dated April 2, 2010, or the Prospectus. The Prospectus relates to the potential resale from time to time by the selling stockholders named therein of 55,350,777 shares of East West Bancorp, Inc. common stock, $0.001 par value per share.

        The selling stockholders named in this prospectus supplement may sell all or a portion of their common stock, from time to time, in market transactions, in negotiated transactions or otherwise, directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the common stock is sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents' commissions.

        In addition, the selling stockholders may offer the common stock from time to time through ordinary brokerage transactions on the NASDAQ Global Market. See "Plan of Distribution" in the Prospectus for additional information on the methods of sale.

        This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

        No common stock is being offered or sold by us pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of these shares by the selling stockholder.

        Our common stock trades on the NASDAQ Global Select Market under the symbol "EWBC." On May 3, 2010, the closing price of our common stock on the NASDAQ Global Select Market was $19.72 per share. You are urged to obtain current market quotations of our common stock.

        Our principal executive offices are located at 135 North Los Robles Avenue, 7th Floor, Pasadena, California 91101, and our telephone number is (626) 768-6000.

        Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled "Risk Factors" beginning on page 4 of the Prospectus and in the documents we file with the Securities and Exchange Commission before investing in our common stock.

        The common stock offered hereby are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2010.

 SELLING STOCKHOLDERS

        The table below supplements or amends the selling stockholders table beginning on page 13 of the Prospectus. Where the name of a selling stockholder identified in the table below also appears in the table of the Prospectus, the information set forth in the table below regarding the selling stockholder supersedes the information in the Prospectus.

        The following table provides information regarding the selling stockholders and the number of shares of common stock the selling stockholders are offering for resale. The table below reads as follows:

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  The first column lists the selling stockholders and other information regarding the stock ownership of each of the selling stockholders.

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  The second column lists the number of shares of common stock owned by each selling stockholder as of May 3, 2010, and includes (i) the shares of common stock purchased by the selling stockholder in the November 2009 private placement, (ii) the shares of common stock issued upon conversion of the Series C Preferred Stock on May 3, 2010, and (iii) any other shares of East West Bancorp, Inc. common stock held by the selling stockholder (none of which are being offered by this prospectus).

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  The third column lists the shares of common stock being offered under this prospectus by each of the selling stockholders.

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  The fourth column lists the shares of common stock owned following the offering pursuant to this prospectus and assumes the selling stockholders sell all the common stock offered by this prospectus.

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  The fifth column indicates the percentage of common stock to be owned by each selling stockholder after completion of the offering pursuant to this prospectus based on the number of shares of common stock outstanding as of March 31, 2010.

        None of the selling stockholders listed in the table below has, or within the past three years has had, any material relationship with us or any of our affiliates, other than as a stockholder.

        The amounts of common stock listed in the table below as being owned by the holder are based upon information provided to us by representatives of the selling stockholders, or on our records, and are accurate to the best of our knowledge as of the date of this prospectus supplement. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.

        The majority of the newly-issued shares in the November 6, 2009 private placement were issued to existing stockholders or to stockholders whose investments were under common control or management with existing stockholders.

Name of Selling Stockholder	Total of All Shares of Common Stock Owned by Holder	Shares of Common Stock Offered by this Prospectus	Shares of Common Stock Owned Post- Offering(1)	Percentage of Common Stock Owned Post- Offering(2)
York Capital Management, L.P.(16)	870,799	870,799	0	*
York Global Value Master Fund, L.P.(16)	118,416	118,416	0	*
York Investment Master Fund, L.P.(16)	1,398,995	1,398,995	0	*
York Select, L.P.(16)	400,586	400,586	0	*
York Select Master Fund, L.P.(16)	367,328	367,328	0	*
Jorvik Multi-Strategy Master Fund, L.P.(16)	164,818	164,818	0	*

(1)	Assumes that each selling stockholder will sell all shares offered by it under this prospectus. Any values contained in this column represent shares owned by the selling stockholder that are not being offered pursuant to this prospectus.
(2)
This number represents the percentage of common stock to be owned by the selling stockholder after completion of the offering pursuant to this prospectus and based on the number of shares of common stock outstanding as of March 31, 2010. See the corresponding number of shares in the column titled "Shares of Common Stock Owned Post-Offering."
(16)
York Capital Management Global Advisors, LLC, a New York limited liability company, exercises investment discretion over (i) York Capital Management, L.P., (ii) York Global Value Master Fund, L.P., (iii) York Investment Master Fund, L.P., (iv) York Select Master Fund, L.P., (v) York Select, L.P. and (vi) Jorvik Multi-Strategy Master Fund, L.P., and accordingly has the power to vote or dispose of the securities held by these selling stockholders.

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SELLING STOCKHOLDERS